UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2010
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2010

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended March 31,
	2010	2009
	$	$

VOYAGE REVENUES (note 10)	92,492	76,409

OPERATING EXPENSES (note 10)
Voyage expenses	141	518
Vessel operating expenses	21,028	18,741
Depreciation and amortization	22,156	19,326
General and administrative	5,392	3,555
Restructuring charge (note 16)	49	1,951

Total operating expenses	48,766	44,091

Income from vessel operations	43,726	32,318

OTHER ITEMS
Interest expense (notes 5 and 8)	(12,774)	(17,119)
Interest income (note 5)	1,873	3,975
Realized and unrealized loss on derivative instruments (note 11)	(26,812)	(16,236)
Foreign currency exchange gain (note 8)	23,221	20,428
Equity income	1,317	9,192
Other income — net (note 9)	470	169

Total other items	(12,705)	409

Net income	31,021	32,727

Non-controlling interest in net income	301	5,427
Dropdown Predecessor’s interest in net income	2,258	—
General Partner’s interest in net income	2,173	1,583
Limited partners’ interest in net income	26,289	25,717
Limited partners’ interest in net income per unit (note 14):
• Common unit (basic and diluted)	0.50	0.60
• Subordinated unit (basic and diluted)	0.50	0.53
• Total unit (basic and diluted)	0.50	0.58

Weighted-average number of units outstanding:
• Common units (basic and diluted)	44,972,563	33,382,764
• Subordinated units (basic and diluted)	7,367,286	11,050,929
• Total units (basic and diluted)	52,339,849	44,433,693
Cash distributions declared per unit	0.57	0.57
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2010	2009
	$	$
ASSETS
Current
Cash and cash equivalents	97,224	108,350
Restricted cash — current (note 5)	32,014	32,427
Accounts receivable, including non-trade of $10,373 (2009 — $10,729)	10,547	11,047
Prepaid expenses	9,297	8,089
Current portion of derivative assets (note 11)	16,815	16,337
Current portion of net investments in direct financing leases (note 5)	5,332	5,196
Advances to affiliates (note 10g) and to joint venture	3,075	22,361

Total current assets	174,304	203,807

Restricted cash — long-term (note 5)	573,106	579,093

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $173,236 (2009 — $161,486)	1,107,534	1,116,653
Vessels under capital leases, at cost, less accumulated depreciation of $146,850 (2009 — $138,569) (note 5)	896,506	903,521
Advances on newbuilding contracts (note 12)	58,255	57,430

Total vessels and equipment	2,062,295	2,077,604

Investment in joint venture	92,904	91,674
Net investments in direct financing leases (note 5)	414,841	416,245
Other assets	24,480	25,888
Derivative assets (note 11)	18,811	15,794
Intangible assets — net (note 6)	130,393	132,675
Goodwill (note 6)	35,631	35,631

Total assets	3,526,765	3,578,411

LIABILITIES AND EQUITY
Current
Accounts payable (includes $629 and $997 for 2010 and 2009, respectively, owing to related parties) (note 10a)	4,815	4,741
Accrued liabilities (includes $2,227 and $2,259 for 2010 and 2009, respectively, owing to related parties) (note 10a)	39,728	45,274
Unearned revenue	13,804	12,109
Current portion of long-term debt (note 8)	75,185	77,398
Current obligations under capital lease (note 5)	40,942	41,016
Current portion of derivative liabilities (note 11)	53,520	50,056
Advances from joint venture partners (note 7)	130	1,294
Advances from affiliates (note 10g)	118,891	104,265

Total current liabilities	347,015	336,153

Long-term debt (note 8)	1,376,743	1,397,687
Long-term obligations under capital lease (note 5)	736,002	743,254
Long-term unearned revenue	43,860	45,061
Other long-term liabilities (note 5)	56,117	55,267
Derivative liabilities (note 11)	99,580	83,951

Total liabilities	2,659,317	2,661,373

Commitments and contingencies (notes 5, 8, 11 and 12)

Equity
Dropdown Predecessor equity	—	43,013
Non-controlling interest	14,108	13,807
Partners’ equity	853,340	860,218

Total equity	867,448	917,038

Total liabilities and total equity	3,526,765	3,578,411

Consolidation of variable interest entities (note 12)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2010	2009
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	31,021	32,727
Non-cash items:
Unrealized loss on derivative instruments (note 11)	15,598	10,336
Depreciation and amortization	22,156	19,326
Unrealized foreign currency exchange gain	(22,624)	(20,620)
Equity based compensation	6	92
Equity income	(1,317)	(9,192)
Amortization of deferred debt issuance costs and other	1,415	212
Change in operating assets and liabilities	16,198	19,784
Expenditures for drydocking	(1,967)	—

Net operating cash flow	60,486	52,665

FINANCING ACTIVITIES
Distribution to Teekay Corporation for the acquisition of Alexander Spirit LLC, Bermuda Spirit LLC and Hamilton Spirit LLC (note 10j)	(33,997)	—
Proceeds from issuance of long-term debt	28,246	85,695
Scheduled repayments of long-term debt	(19,248)	(31,897)
Prepayments of long-term debt	(9,000)	(25,000)
Scheduled repayments of capital lease obligations and other long-term liabilities	(774)	(2,347)
Proceeds from follow-on equity offering net of offering costs (note 3)	—	68,532
Advances to and from affiliates	(4,420)	21,339
Decrease in restricted cash	299	628
Equity contribution from Teekay Corporation to Dropdown Predecessor (note 13)	466	—
Cash distributions paid	(31,587)	(26,789)
Other	(120)	—

Net financing cash flow	(70,135)	90,161

INVESTING ACTIVITIES
Advances to joint venture	(94)	(1,210)
Receipts from direct financing leases	1,268	605
Expenditures for vessels and equipment	(2,651)	(58,902)

Net investing cash flow	(1,477)	(59,507)

(Decrease) increase in cash and cash equivalents	(11,126)	83,319
Cash and cash equivalents, beginning of the period	108,350	117,641

Cash and cash equivalents, end of the period	97,224	200,960

Supplemental cash flow information (note 13).

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

	TOTAL EQUITY
	Dropdown	Partners’ Equity					Non-
	Predecessor					General	controlling
	Equity	Common		Subordinated		Partner	Interest	Total
	$	Units	$	Units	$	$	$	$
Balance as at December 31, 2009	43,013	44,973	754,414	7,367	67,745	38,059	13,807	917,038
Net change in parent’s equity in Dropdown Predecessor (note 1)	466	—	—	—	—	—	—	466
Net income and comprehensive income	2,258	—	22,589	—	3,700	2,173	301	31,021
Cash distributions	—	—	(25,634)	—	(4,199)	(1,754)	—	(31,587)
Equity based compensation	—	—	5	—	1	—	—	6
Additional offering costs related to November 2009 follow-on equity offering (note 3)	—	—	(101)	—	(17)	(2)	—	(120)
Acquisition of Alexander Spirit LLC, Bermuda Spirit LLC and Hamilton Spirit LLC from Teekay Corporation (note 10j)	(45,737)	—	(2,471)	—	(1,020)	(148)	—	(49,376)

Balance as at March 31, 2010	—	44,973	748,802	7,367	66,210	38,328	14,108	867,448

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
1.	Basis of presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries, the Dropdown Predecessor, as described below, and variable interest entities for which Teekay LNG Partners L.P. or its subsidiaries are the primary beneficiaries (see Note 12) (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2009. In the opinion of management of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (or the General Partner), these interim consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, and changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.
The Partnership has accounted for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels during the periods they were under common control of Teekay Corporation.
On March 17, 2010, the Partnership acquired two 2009-built Suezmax tankers, the Bermuda Spirit and the Hamilton Spirit (or the Centrofin Suezmaxes), and a 2007-built Handymax Product tanker, the Alexander Spirit, from Teekay Corporation and the related long-term, fixed-rate time-charter contracts. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s balance sheet as at December 31, 2009 and the consolidated statements of income, cash flows and changes in total equity for the three months ended March 31, 2010 reflect these three vessels, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations under the ownership of Teekay Corporation on May 27, 2009 (Bermuda Spirit), June 24, 2009 (Hamilton Spirit) and September 3, 2009 (Alexander Spirit). The effect of adjusting the Partnership’s financial statements to account for these common control exchanges, up to March 17, 2010, increased the Partnership’s net income by $2.3 million for the three months ended March 31, 2010.
The Partnership’s consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the vessels. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. In addition, the Dropdown Predecessor was capitalized in part with non-interest bearing loans or equity from Teekay Corporation and its subsidiaries. These intercompany loans and equity were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and equity and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans and equity. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Dropdown Predecessor.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Adoption of New Accounting Pronouncements
In January 2009, the Partnership adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 810, Consolidations, that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. The adoption of this amendment did not have an impact on the Partnership’s consolidated financial statements.
2.	Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents and restricted cash — The fair value of the Partnership’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.
Long-term debt — The fair values of the Partnership’s fixed-rate and variable-rate long-term debt are estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.
Advances to and from affiliates, joint venture partners and joint venture — The fair value of the Partnership’s advances to and from affiliates, joint venture partners and joint venture approximates their carrying amounts reported in the accompanying consolidated balance sheets due to the current nature of the balances.
Interest rate swap agreements — The Partnership transacts all of its interest rate swap agreements through financial institutions that are investment-grade rated at the time of the transaction and requires no collateral from these institutions. The fair value of the Partnership’s interest rate swaps is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account the fixed interest rate in the interest rate swap, current interest rates and the current credit worthiness of either the Partnership or the swap counterparties depending on whether the swaps are in asset or liability position. The estimated amount is the present value of future cash flows. The Partnership’s interest rate swap agreements as at March 31, 2010 and December 31, 2009 include $4.5 million and $6.9 million, respectively, of net accrued interest which is recorded in accounts receivable and accrued liabilities on the consolidated balance sheets (see Note 11).
Other derivative — The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Toledo Spirit (see Note 10i). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of the Partnership’s projection of future spot market tanker rates, which have been derived from current spot market tanker rates and long-term historical average rates.
The Partnership categorizes the fair value estimates by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy for those financial instruments that are measured at fair value on a recurring basis is as follows:

		March 31, 2010		December 31, 2009
		Carrying	Fair	Carrying	Fair
		Amount	Value	Amount	Value
	Fair Value	Asset	Asset	Asset	Asset
	Hierarchy	(Liability)	(Liability)	(Liability)	(Liability)
	Level (1)	$	$	$	$

Cash and cash equivalents and restricted cash		702,344	702,344	719,870	719,870
Advances to and from affiliates and joint venture		(115,816)	(115,816)	(81,904)	(81,904)
Long-term debt (note 8)		(1,451,928)	(1,303,405)	(1,475,085)	(1,318,419)
Advances from joint venture partners (note 7)		(130)	(130)	(1,294)	(1,294)
Derivative instruments (note 11)
Interest rate swap agreements — assets	Level 2	40,145	40,145	36,744	36,744
Interest rate swap agreements — liabilities	Level 2	(151,346)	(151,346)	(134,946)	(134,946)
Other derivative	Level 3	(10,800)	(10,800)	(10,600)	(10,600)

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Changes in fair value during the three months ended March 31, 2010 for assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

Asset/(Liability)
$

Fair value at December 31, 2009	(10,600)
Total unrealized (losses)	(200)

Fair value at March 31, 2010	(10,800)

No non-financial assets or non-financial liabilities were carried at fair value at March 31, 2010 and December 31, 2009.
3.	Equity Offerings
On March 30, 2009, the Partnership completed a follow-on equity offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of approximately $70.4 million. As a result of the offering, the Partnership raised gross equity proceeds of $71.8 million (including the General Partner’s 2% proportionate capital contribution), and Teekay Corporation’s ownership in the Partnership was reduced from 57.7% to 53.05% (including its indirect 2% general partner interest). The Partnership used the total net proceeds after deducting offering costs of $3.1 million from the equity offerings of approximately $68.7 million to prepay amounts outstanding on two of its revolving credit facilities.
On November 20, 2009, the Partnership completed a follow-on equity offering of 3.5 million common units at a price of $24.40 per unit, for gross proceeds of approximately $85.4 million. On November 25, 2009, the underwriters partially exercised their over-allotment option and purchased an additional 0.5 million common units for an additional $11.0 million in gross proceeds to the Partnership. As a result of these equity transactions, the Partnership raised gross equity proceeds of $98.4 million (including the General Partner’s 2% proportionate capital contribution), and Teekay Corporation’s ownership in the Partnership was reduced from 53.05% to 49.2% (including its indirect 2% general partner interest). The Partnership used the total net proceeds after deducting offering costs of $4.6 million from the equity offerings of approximately $93.9 million to prepay amounts outstanding on two of its revolving credit facilities.
4.	Segment Reporting
The Partnership has two reportable segments: its liquefied gas segment and its conventional tanker segment. The Partnership’s liquefied gas segment consists of LNG and LPG carriers subject to long-term, fixed-rate time-charters to international energy companies and Teekay Corporation (see Note 10f). As at March 31, 2010, the Partnership’s liquefied gas segment consisted of fifteen LNG carriers (including four LNG carriers that are accounted for under the equity method) and three LPG carriers. The Partnership’s conventional tanker segment consists of ten Suezmax-class crude oil tankers and one Handymax Product tanker operating on long-term, fixed-rate time-charter contracts to international energy and shipping companies. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.
The following tables include results for these segments for the periods presented in these financial statements.

	Three Months Ended March 31,
	2010			2009
	Liquefied	Conventional		Liquefied	Conventional
	Gas	Tanker		Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$

Voyage revenues	65,786	26,706	92,492	58,318	18,091	76,409

Voyage (recoveries) expenses	(27)	168	141	292	226	518
Vessel operating expenses	11,416	9,612	21,028	12,589	6,152	18,741
Depreciation and amortization	15,238	6,918	22,156	14,478	4,848	19,326
General and administrative (1)	2,744	2,648	5,392	2,134	1,421	3,555
Restructuring charge	—	49	49	867	1,084	1,951

Income from vessel operations	36,415	7,311	43,726	27,958	4,360	32,318

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	March 31,	December 31,
	2010	2009
	$	$

Total assets of the liquefied gas segment	2,831,252	2,867,400
Total assets of the conventional tanker segment	578,445	583,525
Cash and cash equivalents	97,224	108,350
Accounts receivable and prepaid expenses	19,844	19,136

Consolidated total assets	3,526,765	3,578,411

5.	Leases and Restricted Cash
Capital Lease Obligations

	March 31,	December 31,
	2010	2009
	$	$

RasGas II LNG Carriers	470,284	470,138
Spanish-Flagged LNG Carrier	113,961	119,068
Suezmax Tankers	192,699	195,064

Total	776,944	784,270
Less current portion	40,942	41,016

Total	736,002	743,254

RasGas II LNG Carriers. As at March 31, 2010, the Partnership owned a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the Partnership’s joint venture partner’s 30% share.
Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. At inception of the leases the Partnership’s best estimate of the fair value of the guarantee liability was $18.6 million. The Partnership’s carrying amount of the remaining tax indemnification guarantee is $9.2 million and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.
During 2008 the Partnership agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for the three LNG carriers to compensate the lessor for losses suffered as a result of changes in tax rates. The estimated increase in lease payments is approximately $8.1 million over the term of the lease, with a carrying value of $7.8 million as at March 31, 2010. This amount is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.
The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2042. Although there is no maximum potential amount of future payments, Teekay Nakilat may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at March 31, 2010, the commitments under these capital leases approximated $1.0 billion, including imputed interest of $573.0 million, repayable as follows:

Year	Commitment
Remainder of 2010	$18,000
2011	$24,000
2012	$24,000
2013	$24,000
2014	$24,000
Thereafter	$929,284

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The payments in the next five years do not cover the estimated interest expense and as a result, the lease obligations will continue to increase. Starting 2024, the lease payments will increase which will start to reduce the principal portion of the lease obligations.
Spanish-Flagged LNG Carrier. As at March 31, 2010, the Partnership was a party to a capital lease on one LNG carrier (the Madrid Spirit) which is structured as a “Spanish tax lease”. Under the terms of the Spanish tax lease for the Madrid Spirit, which includes the Partnership’s contractual right to full operation of the vessel pursuant to a bareboat charter, the Partnership will purchase the vessel at the end of the lease term in December 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the interest rate implicit in the Spanish tax lease was 5.8%. As at March 31, 2010, the commitments under this capital lease, including the purchase obligation, approximated 91.7 million Euros ($124.0 million), including imputed interest of 7.4 million Euros ($10.0 million), repayable as follows:

Year	Commitment
Remainder of 2010	26.9 million Euros ($36.4 million)
2011	64.8 million Euros ($87.6 million)
Suezmax Tankers. As at March 31, 2010, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at March 31, 2010, the remaining commitments under these capital leases, including the purchase obligations, approximated $215.6 million, including imputed interest of $22.9 million, repayable as follows:

Year	Commitment
Remainder of 2010	$17.7 million
2011	$197.9 million
The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.
Restricted Cash
Under the terms of the capital leases for the RasGas II LNG Carriers and the Spanish-Flagged LNG Carrier described above, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the Spanish-Flagged LNG Carrier at the end of the lease period. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 8).
As at March 31, 2010 and December 31, 2009, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $478.6 million and $479.4 million, respectively. As at March 31, 2010 and December 31, 2009, the weighted-average interest rates earned on the deposits were 0.3% and 0.4%, respectively.
As at March 31, 2010 and December 31, 2009, the amount of restricted cash on deposit for the Spanish-Flagged LNG Carrier was 85.4 million Euros ($115.4 million) and 84.3 million Euros ($120.8 million), respectively. As at March 31, 2010 and December 31, 2009, the weighted-average interest rates earned on these deposits were 5.0%.
The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled 8.2 million Euros ($11.1 million) and 7.9 million Euros ($11.3 million) as at March 31, 2010 and December 31, 2009, respectively.
Operating Lease Obligations
Teekay Tangguh Joint Venture.
As at March 31, 2010, the Teekay Tangguh Joint Venture was a party to operating leases whereby it is the lessor and is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company (or Head Leases). The Teekay Tangguh Joint Venture is then leasing back the LNG carriers from the same third party company (or Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the third party company is entitled to increase the lease payments under the Sublease to maintain its agreed after-tax margin. The Teekay Tangguh Joint Venture’s carrying amount of this tax indemnification is $10.7 million and is included as part of other long-term liabilities in the accompanying consolidated balance sheets of the Partnership. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2034. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for each of the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
As at March 31, 2010, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

	Head Lease	Sublease
Year	Receipts (1)	Payments (1)
Remainder of 2010	$21,667	$18,804
2011	$28,875	$25,072
2012	$28,860	$25,072
2013	$28,843	$25,072
2014	$28,828	$25,072
Thereafter	$303,735	$357,387

Total	$440,808	$476,479

(1)	The Head Leases are fixed-rate operating leases while the Subleases are variable-rate operating leases.
Net Investments in Direct Financing Leases
The Tangguh LNG Carriers commenced their time-charters with The Tangguh Production Sharing Contractors in January and May 2009, respectively. Both time-charters are accounted for as direct financing leases with 20 year terms and the following table lists the components of the net investments in direct financing leases:

	March 31,	December 31,
	2010	2009
	$	$

Total minimum lease payments to be received	730,339	739,972
Estimated unguaranteed residual value of leased properties	194,965	194,965
Initial direct costs	611	619
Less unearned revenue	(505,742)	(514,115)

Total	420,173	421,441
Less current portion	5,332	5,196

Total	414,841	416,245

As at March 31, 2010, estimated minimum lease payments to be received by the Partnership under the Tangguh LNG Carrier leases in each of the next five succeeding fiscal years are approximately $28.9 million (remainder of 2010), $38.5 million (2011), $38.5 million (2012), $38.5 million (2013) and $38.5 million (2014). Both leases are scheduled to end in 2029.
6.	Intangible Assets and Goodwill
As at March 31, 2010 and December 31, 2009, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years. The carrying amount of intangible assets for the Partnership’s reportable segments is as follows:

	March 31, 2010			December 31, 2009
	Liquefied	Conventional		Liquefied	Conventional
	Gas	Tanker		Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
Gross carrying amount	179,813	2,739	182,552	179,813	2,739	182,552
Accumulated amortization	(50,103)	(2,056)	(52,159)	(47,889)	(1,988)	(49,877)

Net carrying amount	129,710	683	130,393	131,924	751	132,675

Amortization expense of intangible assets for the three months ended March 31, 2010 and 2009 was $2.3 million. Amortization of intangible assets in each of next five succeeding fiscal years are approximately $6.8 million (remainder of 2010) and $9.1 million (2011-2014).
The carrying amount of goodwill as at March 31, 2010 and December 31, 2009 for the Partnership’s liquefied gas segment is $35.6 million.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
7.	Advances from Joint Venture Partners

	March 31,	December 31,
	2010	2009
	$	$

Advances from Qatar Gas Transport Company Ltd. (Nakilat)	130	115
Advances from BLT LNG Tangguh Corporation	—	1,179

	130	1,294

Advances from joint venture partners are non-interest bearing and unsecured. The Partnership did not incur interest expense from the advances during the three months ended March 31, 2010 and 2009.
8.	Long-Term Debt

	March 31,	December 31,
	2010	2009
	$	$

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	196,000	181,000
U.S. Dollar-denominated Term Loans due through 2019	390,372	396,601
U.S. Dollar-denominated Term Loans due through 2021	340,129	342,644
U.S. Dollar-denominated Term Loans due through 2021	126,013	126,013
U.S. Dollar-denominated Unsecured Loan	—	1,144
U.S. Dollar-denominated Unsecured Demand Loan	13,338	15,265
Euro-denominated Term Loans due through 2023	386,076	412,418

Total	1,451,928	1,475,085
Less current portion	75,185	77,398

Total	1,376,743	1,397,687

As at March 31, 2010, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $553.0 million, of which $357.0 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $26.4 million (remainder of 2010), $32.2 million (2011), $32.9 million (2012), $33.7 million (2013), $34.5 million (2014) and $393.3 million (thereafter). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.
The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2010, totaled $390.4 million, of which $222.2 million bears interest at a fixed rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56.0 million per vessel due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on three vessels, together with certain other related security and certain guarantees from the Partnership.
The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2010, totaled $340.1 million. Interest payments on the loan are based on LIBOR plus margins. Following delivery of the Tangguh LNG Carriers in November 2008 and March 2009, interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due 12 years and three months from each vessel delivery date. As at March 31, 2010, this loan facility is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.
At March 31, 2010, the Partnership has a U.S. Dollar-denominated term loan outstanding in the amount of $126.0 million. Interest payments on one tranche under the loan facility are based on six month LIBOR plus 0.3%, while interest payments on the second tranche are based on six month LIBOR plus 0.7%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every 6 months with a final $20 million bullet payment per vessel due twelve years and six months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.
The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at March 31, 2010, totaled $13.3 million. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The Partnership has two Euro-denominated term loans outstanding, which as at March 31, 2010 totaled 285.8 million Euros ($386.1 million). Interest payments are based on EURIBOR plus a margin. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related security and guarantees from one of the Partnership’s subsidiaries.
Also at March 31, 2010, the Partnership has a $122.0 million credit facility that will be secured by three LPG Carriers (or the Skaugen LPG Carriers), of which two were acquired from I. M. Skaugen ASA (or Skaugen) in April 2009 and November 2009, and two Multigas ships to be acquired from Skaugen in 2011 (or the Skaugen Multigas Carriers). The facility amount is equal to the lower of $122.0 million and 60% of the aggregate purchase price of the vessels. The facility will mature, with respect to each vessel, seven years after each vessel’s first drawdown date. The Partnership expects to draw on this facility in 2010 to repay a portion of the amount it borrowed to purchase two Skaugen LPG Carriers in April 2009 and November 2009, and as a result, as at March 31, 2010, the Partnership had access to draw $40 million on this facility. The Partnership will use the remaining available funds from the facility to assist in purchasing the remaining Skaugen LPG Carrier and the two Skaugen Multigas Carriers.
The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at March 31, 2010 and December 31, 2009 were 1.6% and 1.7%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 11). At March 31, 2010, the margins on the Partnership’s long-term debt ranged from 0.3% to 2.75%.
All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due primarily to this revaluation, the Partnership recognized foreign exchange gains of $23.2 million and $20.4 million for the three months ended March 31, 2010 and 2009, respectively.
The aggregate annual long-term debt principal repayments required for periods subsequent to March 31, 2010 are $59.0 million (remainder of 2010), $81.5 million (2011), $279.8 million (2012), $78.9 million (2013), $79.5 million (2014) and $873.2 million (thereafter).
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage, and require one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation.
As at March 31, 2010, the Partnership and its affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and capital leases.
9.	Other Income — Net

	Three Months Ended March 31,
	2010	2009
	$	$
Income tax recovery	186	250
Miscellaneous	284	(81)

Other income — net	470	169

10.	Related Party Transactions
a) The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with administrative, crew training, advisory, technical and strategic consulting services. During three months ended March 31, 2010 and 2009, the Partnership incurred $2.8 million, and $2.5 million, respectively, for these services. In addition, as a component of the services agreements, the Teekay Corporation subsidiaries provide the Partnership with all usual and customary crew management services in respect of its vessels. For three months ended March 31, 2010 and 2009, the Partnership incurred $7.0 million, and $6.2 million, respectively, for crewing and manning costs, of which $2.9 million and $3.3 million were payable to the subsidiaries of Teekay Corporation as at March 31, 2010 and December 31, 2009, respectively, and is included as part of accounts payable and accrued liabilities in the Partnership’s consolidated balance sheets.
On March 31, 2009, a subsidiary of Teekay Corporation paid $3.0 million to the Partnership for the right to provide certain ship management services to certain of the Partnership’s vessels. This amount is deferred and amortized on a straight-line basis until 2012 and is included as part of general and administrative expense in the Partnership’s consolidated statements of income.
During the three months ended March 31, 2010, and 2009, $0.7 million and nil, respectively of general and administrative expenses attributable to the operations of the Centrofin Suexmaxes and Alexander Spirit were incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.
During the three months ended March 31, 2010 and 2009, $0.3 million and nil, respectively of interest expense attributable to the operations of the Alexander Spirit was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
b) The Partnership reimburses the General Partner for all expenses incurred by the General Partner or its affiliates that are necessary or appropriate for the conduct of the Partnership’s business. During each of the three months ended March 31, 2010 and 2009, the Partnership incurred $0.2 million and $0.1 million, respectively, of these costs.
c) The Partnership was a party to an agreement with Teekay Corporation pursuant to which Teekay Corporation provided the Partnership with off-hire insurance for certain of its LNG carriers. During the three months ended March 31, 2010 and 2009, the Partnership incurred nil and $0.5 million, respectively, of these costs. The Partnership did not renew this off-hire insurance with Teekay Corporation, which expired during the second quarter of 2009. The Partnership currently obtains third-party off-hire insurance for certain of its LNG carriers.
d) In connection with the Partnership’s initial public offering in May 2005, the Partnership entered into an omnibus agreement with Teekay Corporation, the General Partner and other related parties governing, among other things, when the Partnership and Teekay Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers. In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P. (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.
e) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 70% interest in the Teekay Tangguh Joint Venture, which owns the two Tangguh LNG Carriers and the related 20-year, fixed-rate time-charters to service the Tangguh LNG project in Indonesia. The customer under the charters for the Tangguh LNG Carriers is The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. The Partnership has operational responsibility for the vessels. The remaining 30% interest in the Teekay Tangguh Joint Venture is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk.
On August 10, 2009, the Partnership acquired 99% of Teekay Corporation’s 70% ownership interest in the Teekay Tangguh Joint Venture for a purchase price of $69.1 million (net of assumed debt). This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets of $31.8 million was accounted for as an equity distribution to Teekay Corporation. The remaining 30% interest in the Teekay Tangguh Joint Venture is held by BLT LNG Tangguh Corporation. For the period November 1, 2006 to August 9, 2009, the Partnership consolidated Teekay Tangguh as it was considered a variable interest entity whereby the Partnership was the primary beneficiary (see Note 12).
f) In April 2008, the Partnership acquired the two 1993-built Kenai LNG Carriers from Teekay Corporation for $230.0 million. The Partnership financed the acquisition with borrowings under one of its revolving credit facilities. The Partnership chartered the vessels back to Teekay Corporation at a fixed-rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years). During the three months ended March 31, 2010 and 2009, the Partnership recognized revenues of $8.3 million and $10.0 million, respectively, from these charters.
g) As at March 31, 2010 and December 31, 2009, non-interest bearing advances to affiliates totaled $1.3 million and $20.7 million, respectively, and non-interest bearing advances from affiliates totaled $118.9 million and $104.3 million, respectively. These advances are unsecured and have no fixed repayment terms.
h) In July 2008, Teekay Corporation signed contracts for the purchase from subsidiaries of Skaugen the Skaugen Multigas Carriers, two technically advanced 12,000-cubic meter newbuilding Multigas ships, capable of carrying LNG, LPG or ethylene. The Partnership agreed to acquire these vessels from Teekay Corporation upon delivery. The vessels are expected to be delivered in 2011 for a total cost of approximately $94 million. Each vessel is scheduled to commence service under 15-year fixed-rate charters to Skaugen (see Note 12).
i) The Partnership’s Suezmax tanker, the Toledo Spirit, which was delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 16 years, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year.
j) On March 17, 2010, the Partnership acquired from Teekay Corporation two 2009-built Suezmax tankers, the Bermuda Spirit and the Hamilton Spirit, and a 2007-built Handymax Product tanker, the Alexander Spirit, and the associated long-term fixed-rate time-charter contracts for a total cost of $160 million. As described in Note 1, the acquisition was accounted for as a reorganization of entities under common control and accounted for on a basis similar to the pooling of interest basis. The Partnership financed the acquisition by assuming $126 million of debt, drawing $24 million on its existing revolvers and using $10 million of cash. In addition, the Partnership acquired approximately $15 million of working capital in exchange for a short-term vendor loan from Teekay Corporation. The excess of the purchase price over the historical carrying value of the assets acquired was $3.6 million and is reflected as a distribution of capital to Teekay Corporation.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
11.	Derivative Instruments
The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes.
The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. As at March 31, 2010, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /	Weighted-
			Carrying Amount	Average	Fixed
	Interest	Principal	of Asset	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	450,271	(40,717)	26.8	4.9
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	219,794	(42,915)	9.0	6.2
U.S. Dollar-denominated interest rate swaps	LIBOR	60,000	(6,324)	8.1	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(14,781)	6.8	5.3
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	237,500	(27,438)	18.8	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	473,104	40,145	26.8	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(4)	EURIBOR	386,076	(19,171)	14.2	3.8

		1,926,745	(111,201)

(1)	Excludes the margins the Partnership pays on its floating-rate debt, which, at March 31, 2010, ranged from 0.3% to 2.75% (see Note 9).

(2)	Principal amount reduces quarterly.

(3)	Principal amount reduces semiannually.

(4)	Principal amount reduces monthly to 70.1 million Euros ($94.7 million) by the maturity dates of the swap agreements.
The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. At March 31, 2010, the fair value of the derivative liability relating to the agreement between the Partnership and Teekay Corporation for the Toledo Spirit time-charter contract was $10.8 million.
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

		Current			Current
		portion			portion
		of			of
	Accounts	derivative	Derivative	Accrued	derivative	Derivative
	receivable	assets	assets	liabilities	liabilities	liabilities
As at March 31, 2010
Interest rate swap agreements	4,519	16,815	18,811	(9,046)	(53,520)	(88,780)
Toledo Spirit time-charter derivative	—	—	—	—	—	(10,800)

	4,519	16,815	18,811	(9,046)	(53,520)	(99,580)

As at December 31, 2009
Interest rate swap agreements	4,613	16,337	15,794	(11,539)	(50,056)	(73,351)
Toledo Spirit time-charter derivative	—	—	—	—	—	(10,600)

	4,613	16,337	15,794	(11,539)	(50,056)	(83,951)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table presents the gains (losses) for those derivative instruments not designated or qualifying as hedging instruments. All gains (losses) are located in realized and unrealized loss on derivative instruments in the Partnership’s consolidated statements of income.

	Three Months Ended			Three Months Ended
	March 31, 2010			March 31, 2009
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total

Interest rate swap agreements	(11,214)	(15,398)	(26,612)	(5,900)	(15,414)	(21,314)
Toledo Spirit time-charter derivative	—	(200)	(200)	—	5,078	5,078

	(11,214)	(15,598)	(26,812)	(5,900)	(10,336)	(16,236)

12.	Commitments and Contingencies
a) The Partnership consolidates certain variable interest entities (or VIEs). In general, a variable interest entity is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. A party that is a variable interest holder is required to consolidate a VIE if it has both (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.
The Partnership consolidated Teekay Tangguh in its consolidated financial statements effective November 1, 2006. On that date Teekay Tangguh became a VIE and the Partnership became its primary beneficiary upon the Partnership’s agreement to acquire all of Teekay Corporation’s interests in Teekay Tangguh (see Note 10e). Upon the Partnership’s acquisition of Teekay Tangguh on August 10, 2009, Teekay Tangguh was no longer a VIE.
The Partnership has also consolidated the Skaugen Multigas Carriers that it has agreed to acquire from Teekay Corporation as the Skaugen Multigas Carriers became VIEs and the Partnership became a primary beneficiary when Teekay Corporation purchased the newbuildings on July 28, 2008 (see Note 10h).
The following table summarizes the balance sheet of Skaugen Multigas Carriers as at March 31, 2010 and as at December 31, 2009:

	March 31,	December 31,
	2010	2009
	$	$
ASSETS
Vessels and equipment
Advances on newbuilding contracts	58,255	57,430
Other assets	651	651

Total assets	58,906	58,081

LIABILITIES AND DEFICIT
Accrued liabilities	109	112
Advances from affiliates	58,805	57,977

Total liabilities	58,914	58,089
Total deficit	(8)	(8)

Total liabilities and total deficit	58,906	58,081

The assets and liabilities of the Skaugen Multigas Carriers are reflected in the Partnership’s financial statements at historical cost as the Partnership and the VIE are under common control. The Partnership’s maximum exposure to loss as of March 31, 2010 and December 31, 2009, as a result of its commitment to purchase Teekay Corporation’s interests in the Skaugen Multigas Carriers, is limited to the purchase price of its interest in both vessels, which is expected to be approximately $94 million. The assets of the Skaugen Multigas Carriers cannot be used by the Partnership and the creditors of the Skaugen Multigas Carriers have no recourse to the general credit of the Partnership.
b) In December 2006, the Partnership announced that it agreed to acquire the three Skaugen LPG Carriers upon delivery for approximately $33 million per vessel. The first and second vessel delivered in April 2009 and November 2009, respectively, and the third vessel is expected to deliver in mid-2010. Upon delivery, the first and second vessels were, and the third vessel will be chartered to Skaugen at fixed rates for a period of 15 years.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
13.	Supplemental Cash Flow Information
a) Net change in parent’s equity in the Dropdrown Predecessor includes the equity of the Dropdown Predecessor when initially pooled for accounting purposes and any subsequent non-cash equity transactions of the Dropdown Predecessor (see Note 10j).
b) During the three months ended March 31, 2009, the Tangguh Hiri commenced its external time-charter contract under a direct financing lease. The initial recognition of the net investment in direct financing lease for this vessel of $205.6 million was treated as non-cash transaction in the Partnership’s consolidated statements of cash flows.
14.	Total Capital and Net Income Per Unit
At March 31, 2010, of the Partnership’s total number of units outstanding, 51% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.
During March 2009 and November 2009, the Partnership completed follow-on equity offerings of 4.0 million common units and 4.0 million common units, respectively (see Note 3).
Limited Total Rights
Significant rights of the Partnership’s limited partners include the following:
•	Right to receive distribution of available cash within approximately 45 days after the end of each quarter.
•	No limited partner shall have any management power over the Partnership’s business and affairs; the General Partner shall conduct, direct and manage Partnership’s activities.
•
The General Partner may be removed if such removal is approved by unitholders holding at least 66-2/3% of the outstanding units voting as a single class, including units held by our General Partner and its affiliates.

Subordinated Units
All of the Partnership’s subordinated units are held by a subsidiary of Teekay Corporation. Under the partnership agreement, during the subordination period applicable to the Partnership’s subordinated units, the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.
On May 19, 2008, 25% of the subordinated units (3.7 million units) were converted into common units on a one-for-one basis as provided for under the terms of the partnership agreement and began participating pro rata with the other common units in distributions of available cash commencing with the August 2008 distribution. The price of the Partnership’s units at the time of conversion was $29.07.
On May 19, 2009, an additional 3.7 million subordinated units were converted into an equal number of common units as provided for under the terms of the partnership agreement and participate pro rata with the other common units in distributions of available cash commencing with the August 2009 distribution. The price of the Partnership’s units at the time of conversion was $17.66 on May 19, 2009.
If the applicable financial tests in the Partnership agreement are met, the subordination period will end on April 1, 2010 and the remaining 7.4 million subordinated units will convert into an equal number of common units.
Incentive Distribution Rights
The General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds $0.4625 per unit:

Quarterly Distribution Target Amount (per unit)	Unitholders	General Partner
Minimum quarterly distribution of $0.4125	98%	2%
Up to $0.4625	98%	2%
Above $0.4625 up to $0.5375	85%	15%
Above $0.5375 up to $0.65	75%	25%
Above $0.65	50%	50%

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the unitholders and our General Partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.
Net Income Per Unit
Net income per unit is determined by dividing net income, after deducting the amount of net income attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period.
The General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments, and foreign currency translation gains (losses).
During the three months ended March 31, 2010 and 2009, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation.
15.	Other Information
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and Eni SpA. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011 upon deliveries of the vessels. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. In accordance with an existing agreement, Teekay Corporation is required to offer to the Partnership its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels.
16.	Restructuring Charge
During 2009 the Partnership restructured certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay Corporation and the change of the nationality of some of the seafarers. During the three months ended March 31, 2010 and March 31, 2009 the Partnership incurred a nominal amount and $2.0 million, respectively, in connection with these restructuring plans. The carrying amount of the liability as at March 31, 2010 and December 31, 2009 is nil and $0.6 million, which is included as part of accrued liabilities in the Partnership’s consolidated balance sheets.
17.	Accounting Pronouncements Not Yet Adopted
In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Partnership on January 1, 2011, although earlier adoption is allowed. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2010
PART I — FINANCIAL INFORMATION
Item 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
Teekay LNG Partners L.P. is an international provider of marine transportation services for LNG, LPG and crude oil. We were formed in 2004 by Teekay Corporation, the world’s largest owner and operator of medium sized crude oil tankers, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time-charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. We view our conventional tanker fleet primarily as a source of stable cash flow as we seek to expand our LNG and LPG operations.
Our primary goal is to increase our quarterly distributions to unitholders. During the first quarter of 2010, we increased distributions from $0.57 per unit for each quarter in 2009 to $0.60 per unit effective for the first quarter of 2010.
SIGNIFICANT DEVELOPMENTS IN 2010
Acquisition of Three Conventional Tankers
On March 17, 2010, we acquired from Teekay Corporation two 2009-built 159,000 dwt Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, and a 2007-built 40,083 dwt Handymax Product tanker, the Alexander Spirit, and the associated fixed-rate contracts for a total cost of $160 million. The remaining charter term for these vessels are 11 years, 11 years and 9 years, respectively. We financed the acquisition by assuming $126 million of debt, drawing $24 million from existing revolving credit facilities and using $10 million of cash. In addition, we acquired approximately $15 million of working capital in exchange for a short-term vendor loan from Teekay Corporation. As a result of these acquisitions, we increased our quarterly cash distribution by $0.03 per unit beginning with the first quarterly distribution paid in May 2010.
Conversion of Subordinated Units
If the applicable financial tests in our partnership agreement are met, the subordination period related to our subordinated units ended on April 1, 2010 and the remaining 7.4 million subordinated units convert to common units. We believe that the subordination period ended on that date, however, we are in the process of confirming.
OTHER SIGNIFICANT PROJECTS
Agreement to Purchase Skaugen Multigas Carriers
On July 28, 2008, Teekay Corporation signed contracts for the purchase from I.M. Skaugen ASA (or Skaugen) of two technically advanced 12,000-cubic meter newbuilding Multigas vessels (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene. We, in turn, agreed to acquire the vessels from Teekay upon delivery for a total cost of approximately $94 million. Both vessels are scheduled to be delivered in 2011. Upon delivery, each vessel will commence service under 15-year fixed-rate charters to Skaugen.
Angola LNG Project
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project. The Angola LNG Project is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The vessels will be chartered at fixed rates, subject to inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. Teekay Corporation is required to offer to us its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels. Deliveries of the vessels are scheduled for 2011 and 2012.
RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations. Descriptions of key terms and concepts are included in Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 29, 2010.

Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance or will affect our future performance are listed below:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In March 2010, we acquired interests in two Suezmax vessels, the Bermuda Spirit and the Hamilton Spirit (collectively, the Centrofin Suezmaxes) and a Handymax Product tanker, the Alexander Spirit, from Teekay Corporation. These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our financial statements reflect these vessels and their results of operations referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation, which were May 27, 2009 (Bermuda Spirit), June 24, 2009 (Hamilton Spirit) and September 3, 2009 (Alexander Spirit).

•
Our financial results reflect the consolidation of Teekay Tangguh and the Skaugen Multigas Carriers prior to our purchase of interests in those entities. On November 1, 2006, we entered into an agreement with Teekay Corporation to purchase its 100% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or Teekay Tangguh Joint Venture). We have been required to consolidate Teekay Tangguh in our consolidated financial statements since November 1, 2006, until we acquired this entity on August 10, 2009, as it was a variable interest entity and we were its primary beneficiary.

On July 28, 2008, Teekay Corporation signed contracts for the purchase of the two Skaugen Multigas Carriers from subsidiaries of Skaugen. As described above, we have agreed to acquire the companies that own the Skaugen Multigas Carriers from Teekay Corporation upon delivery of the vessels. Since July 28, 2008, we have consolidated these ship-owning companies in our financial statements as variable interest entities as we are the primary beneficiary. Please read Item 1 — Financial Statements: Notes 10(e) and 10(h) — Related Party Transactions and Note 12(a) — Commitments and Contingencies.
•
Our financial results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates and spot tanker rates fluctuate relating to our interest rate swaps and to the agreement we have with Teekay Corporation for the Toledo Spirit time-charter contract, respectively. Please read Item 1 — Financial Statements: Note 10(i) — Related Party Transactions and Note 11 — Derivative Instruments. The unrealized gains or losses relating to the change in fair value of our derivative instruments do not impact our cash flows.

•
Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivable, accounts payable, advances from affiliates and long-term debt are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translations fluctuate based on the strength of the U.S. dollar relative mainly to the Euro and are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange gains or losses but do not impact our cash flows.

•
The size of our fleet will change. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. Please read “Liquefied Gas Segment” below and “Other Significant Projects” above for further details about certain prior and future vessel deliveries.

•
One of our Suezmax tankers earns revenues based partly on spot market rates. The time-charter for one Suezmax tanker, the Teide Spirit, contains a component providing for additional revenues to us beyond the fixed-hire rate when spot market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed-hire rate, our results at the end of each fiscal year may continue to be influenced, in part, by the variable component of the Teide Spirit charter.

•
Our vessel operating costs are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to growth in the world fleet. This shortage resulted in significant crew wage increases during 2007, 2008, and to a lesser degree in 2009. We expect the trend of significant crew compensation increases to abate in the short term. However this could change if market conditions adjust. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. We have taken various measures throughout 2009 in an effort to reduce costs, improve operational efficiencies and mitigate the impact of inflation and price increases and have continued this effort during 2010.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. Our vessels are off-hire at various points of time due to scheduled and unscheduled maintenance. The financial impact from these periods of off-hire, if material, is explained in further detail below. Four vessels are scheduled for drydocking with an estimated 203 off-hire days for the remaining three quarters in 2010.

Liquefied Gas Segment
Our fleet includes fifteen LNG carriers (including four LNG carriers that are accounted for under the equity method (or the RasGas 3 LNG Carriers)) and three LPG carriers. All of our LNG and LPG carriers operate under long-term, fixed-rate time-charters. We expect our liquefied gas segment to increase due to the following:
•	We have agreed to acquire an LPG carrier for approximately $33 million upon its delivery scheduled for mid-2010. Please read Item 1 — Financial Statements: Note 12(b) — Commitments and Contingencies.

•
As discussed above, we have agreed to acquire upon delivery the Skaugen Multigas Carriers from Teekay Corporation for a total cost of approximately $94 million upon their deliveries, which is scheduled for 2011. Please read Item 1 — Financial Statements: Note 10(h) — Related Party Transactions and Note 12(a)— Commitments and Contingencies.

•
As discussed above, Teekay Corporation is required to offer to us its 33% ownership interest in the consortium relating to the Angola LNG Project not later than 180 days before the deliveries of the related four newbuilding LNG carriers, which are scheduled for 2011 and 2012. Please read Item 1 — Financial Statements: Note 15 — Other Information.

The following table compares our liquefied gas segment’s operating results for the three months ended March 31, 2010 and 2009, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2010 and 2009 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except revenue days, calendar-ship-	Three Months Ended March 31,
days and percentages)	2010	2009	% Change

Voyage revenues	65,786	58,318	12.8
Voyage (recoveries) expenses	(27)	292	(109.2)

Net voyage revenues	65,813	58,026	13.4
Vessel operating expenses	11,416	12,589	(9.3)
Depreciation and amortization	15,238	14,478	5.2
General and administrative (1)	2,744	2,134	28.6
Restructuring charge	—	867	(100.0)

Income from vessel operations	36,415	27,958	30.2

Operating Data:
Revenue Days (A)	1,238	972	27.4
Calendar-Ship-Days (B)	1,260	1,005	25.4
Utilization (A)/(B)	98.3%	96.7%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
Our liquefied gas segment’s operating results include fourteen LNG and LPG carriers (not including the four RasGas 3 LNG Carriers that are accounted for under the equity method). Our total calendar-ship-days increased by 25.4% to 1,260 days in the first quarter of 2010 from 1,005 days in the first quarter of 2009 as a result of the Tangguh Sago delivery in March 2009 and the Norgas Pan and Norgas Cathinka deliveries in April and November 2009, respectively.
During the three months ended March 31, 2010, one of our LNG carriers, the Arctic Spirit, was off-hire for approximately 22 days for a scheduled drydock.
Net Voyage Revenues. Net voyage revenues increased for the three months ended March 31, 2010, from the same period last year, primarily as a result of:
•	an increase of $6.3 million due to the commencement of the time-charters for the two Tangguh LNG Carriers in January and May 2009, respectively;
•	an increase of $1.9 million due to the commencement of the time-charters for the Norgas Pan and Norgas Cathinka in April and November 2009, respectively;
•	an increase of $1.0 million due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar compared to the same period last year; and
•	an increase of $0.2 million due to the Dania Spirit being off-hire for 15 days during 2009 for repairs of its generator;
partially offset by
•	a decrease of $1.2 million due to the Arctic Spirit being off-hire for 22 days during the first quarter of 2010 for a scheduled drydock.
Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2010 from the same period last year, primarily as a result of:
•	a decrease of $1.3 million relating to lower crew manning, insurance, and repairs and maintenance costs; and
•	a decrease of $0.3 million from the initial delivery costs for the Tangguh Sago in March 2009;

partially offset by
•	an increase of $0.4 million from the Tangguh Sago which delivered in March 2009; and
•
an increase of $0.3 million due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar compared to the same period last year (a portion of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew).

Depreciation and Amortization. Depreciation and amortization increased for the three months ended March 31, 2010, from the same period last year, primarily as a result of:
•	an increase of $0.5 million from the delivery of the Norgas Pan and the Norgas Cathinka in April and November 2009, respectively; and
•	an increase of $0.5 million relating to amortization of drydock expenditures incurred during the third and fourth quarters of 2009;
partially offset by
•
a decrease of $0.2 million from the commencement of the time-charter contract for the Tangguh Hiri and Tangguh Sago in January 2009 and May 2009, respectively, which are accounted for as direct financing leases.

Conventional Tanker Segment
During the three months ended March 31, 2010, we operated ten Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker compared to eight Suezmax-class double-hulled conventional crude oil tankers for the same period in 2009. All of our conventional tankers operate under long-term, fixed-rate time-charters.
On March 17, 2010, we purchased from Teekay Corporation two 2009-built Suezmax tankers, the Centrofin Suezmaxes, and a 2007-built Handymax Product tanker, the Alexander Spirit. These vessels have been included in our results as if they were acquired on May 27, 2009 (Bermuda Spirit), June 24, 2009 (Hamilton Spirit) and September 3, 2009 (Alexander Spirit).
The following table compares our conventional tanker segment’s operating results for the three months ended March 31, 2010 and 2009, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2010 and 2009 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. dollars, except revenue days, calendar-ship-	Three Months Ended March 31,
days and percentages)	2010	2009	% Change

Voyage revenues	26,706	18,091	47.6
Voyage expenses	168	226	(25.7)

Net voyage revenues	26,538	17,865	48.5
Vessel operating expenses	9,612	6,152	56.2
Depreciation and amortization	6,918	4,848	42.7
General and administrative (1)	2,648	1,421	86.3
Restructuring charge	49	1,084	(95.5)

Income from vessel operations	7,311	4,360	67.7

Operating Data:
Revenue Days (A)	989	720	37.4
Calendar-Ship-Days (B)	990	720	37.5
Utilization (A)/(B)	99.9%	100%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Net Voyage Revenues. Net voyage revenues increased for the three months ended March 31, 2010, from the same period last year, primarily as a result of:
•
an increase of $8.8 million for the three months ended March 31, 2010 due to the commencement of the time-charters for the two Centrofin Suezmaxes in May and June 2009, and the Alexander Spirit in September 2009;

partially offset by
•
a decrease of $0.2 million due to interest-rate adjustments to the daily charter rates under the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding decreases in our lease payments, which are reflected as decreases to interest expense; therefore, these and future similar interest rate adjustments do not and will not affect our cash flow or net income).

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2010, from the same period last year, primarily as a result of:
•
an increase of $3.0 million for the three months ended March 31, 2010, from the delivery of the two Centrofin Suezmaxes in May and June 2009 and the acquisition of the Alexander Spirit by Teekay Corporation in September 2009;

•
an increase of $0.4 million due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same periods last year (a portion of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew); and

•	an increase of $0.2 million relating to higher crew manning, insurance and repairs and maintenance costs.
Depreciation and Amortization. Depreciation and amortization increased for the three months ended March 31, 2010, from the same period last year, primarily as a result of an increase of $1.9 million due to the delivery of the Centrofin Suezmaxes in May and June 2009 and the acquisition of the Alexander Spirit by Teekay Corporation in September 2009.
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased 51.7% to $5.4 million for the three months ended March 31, 2010 from $3.6 million for the same period last year. This increase was primarily the result of:
•
an increase of $0.7 million relating to the general and administrative expenses attributable to the operations of the Centrofin Suezmaxes and the Alexander Spirit that was incurred by Teekay Corporation and allocated to us as part of the results of the Dropdown Predecessor, and

•	an increase of $0.6 million relating to the reversal of our long-term incentive plan accrual during the three months ended March 31, 2009.
Restructuring Charge. During 2009, we restructured certain ship management functions from our office in Spain to a subsidiary of Teekay Corporation and the change of the nationality of some of the seafarers. During the three months ended March 31, 2009, we incurred $2.0 million in connection with these restructuring plans compared to an insignificant amount for the same period in 2010.
Interest Expense. Interest expense decreased 25.1% to $12.8 million for the three months ended March 31, 2010, from $17.1 million for the same period last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. This decrease was primarily the result of:
•	a decrease of $2.8 million due to a decrease of LIBOR rates relating to our variable-rate debt;
•
a decrease of $2.1 million from the scheduled loan payments on the Catalunya Spirit, and scheduled capital lease repayments on the Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash); and

•
a decrease of $0.2 million from declining interest rates on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time-charter contracts for these vessels, we received corresponding decreases in charter payments, which are reflected as a decrease to voyage revenues);

partially offset by
•
an increase of $0.6 million relating to the interest expense attributable to the operations of the Centrofin Suezmaxes and the Alexander Spirit that was incurred by Teekay Corporation and allocated to us as part of the results of the Dropdown Predecessor;

•	an increase of $0.4 million due to the effect on our Euro-denominated debt from the strengthening of the Euro against the U.S. Dollar during such period compared to the same periods last year.
Interest Income. Interest income decreased 52.5% to $1.9 million for the three months ended March 31, 2010, from $4.0 million for the same period last year. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. This decrease was primarily the result of:
•
a decrease of $1.8 million due to decreases in LIBOR rates relating to the restricted cash in Teekay Nakilat Corporation (or Teekay Nakilat) that is used to fund capital lease payments for its three LNG carriers (or the RasGas II LNG Carriers); and

•	a decrease of $0.4 million primarily from scheduled capital lease repayments on one of our LNG carriers which was funded from restricted cash deposits.

Realized and Unrealized Loss on Derivative Instruments. Net realized and unrealized losses on derivative instruments increased 65.4% to $26.8 million for the three months ended March 31, 2010, from $16.2 million for the same period last year as set forth in the table below.

	Three Months Ended			Three Months Ended
	March 31, 2010			March 31, 2009
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total

Interest rate swap agreements	(11,214)	(15,398)	(26,612)	(5,900)	(15,414)	(21,314)
Toledo Spirit time-charter derivative	—	(200)	(200)	—	5,078	5,078

	(11,214)	(15,598)	(26,812)	(5,900)	(10,336)	(16,236)

Foreign Currency Exchange Gains. Foreign currency exchange gains were $23.2 million for the three months ended March 31, 2010, compared to $20.4 million for the three months ended March 31, 2009. These foreign currency exchange gains, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of Euro-denominated term loans and restricted cash for financial reporting purposes. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation.
Equity Income. Equity income was $1.3 million for the three months ended March 31, 2010, compared to equity income of $9.2 million for the three months ended March 31, 2009. This change is primarily due to unrealized losses on derivatives for the three months ended March 31, 2010 as compared to unrealized gains on derivatives for the same period in the prior year and lower income recognized during the three months ended March 31, 2010 related to direct finance leases in the Partnership’s equity accounted interest in the four RasGas 3 LNG Carriers.
Liquidity and Cash Needs
As at March 31, 2010, our cash and cash equivalents was $97.2 million, compared to $108.4 million at December 31, 2009 (which includes $5.8 million related to the Dropdown Predecessor). Our total liquidity which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $494.2 million as at March 31, 2010, compared to $479.8 million as at December 31, 2009. The increase in liquidity is primarily due to our ability to draw $40 million, as at March 31, 2010, of our $122.0 million credit facility related to the Skaugen LPG Carriers and Skaugen Multigas Carriers, partially offset by the acquisition of the Centrofin Suezmaxes and the Alexander Spirit from Teekay Corporation. Please read Item 1 — Financial Statements: Note 10(j) — Related Party Transactions.
Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, while our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof.
We will need to use certain of our available liquidity or we may need to raise additional capital to finance existing capital commitments. We are required to purchase five of our Suezmax tankers, currently on capital lease arrangements, in 2011. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. In addition, as of March 31, 2010, we were also committed to acquiring one LPG carrier from Skaugen and the two Skaugen Multigas Carriers. These additional purchase commitments, scheduled to occur in 2010 and 2011, total approximately $127 million. We intend to finance these purchases with one or more of our existing revolving credit facilities, incremental debt, surplus cash balances, proceeds from the issuance of additional common units, or combinations thereof. Please read Item 1 — Financial Statements: Note 12 — Commitments and Contingencies.
Cash Flows. The following table summarizes our cash flow for the periods presented:

	Three Months Ended March 31,
(in thousands of U.S. dollars)	2010	2009

Net cash flow from operating activities	60,486	52,665
Net cash flow (used for) from financing activities	(70,135)	90,161
Net cash flow used for investing activities	(1,477)	(59,507)
Operating Cash Flows. Net cash flow from operating activities increased to $60.5 million for the three months ended March 31, 2010 from $52.7 million for the same period in 2009, primarily reflecting the increase in operating cash flows from the Tangguh Sago having commenced its charter in May 2009, the deliveries of the Norgas Pan and Norgas Cathinka in April 2009 and November 2009, respectively, the acquisitions of the Centrofin Suexmaxes and the Alexander Spirit and the timing of our cash receipts and payments. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel drydockings tends to vary each year.

Financing Cash Flows. Our investments in vessels and equipment are financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $28.2 million and $85.7 million, respectively, for the three months ended March 31, 2010 and 2009. From time to time we refinance our loans and revolving credit facilities. During the three months ended March 31, 2010, we used the proceeds from long-term debt primarily to fund a portion of the acquisition of the Alexander Spirit LLC, Bermuda Spirit LLC and Hamilton Spirit LLC.
Cash distributions paid during 2010 increased to $31.6 million from $26.8 million for the same period last year. This increase was the result of an increase in our partnership units as a result of the 2009 follow-on equity offerings. Please read Item 1 — Financial Statements: Note 3 — Equity Offerings.
Investing Cash Flows. Net cash flow used for investing activities decreased to $1.5 million for the three months ended March 31, 2010, from $59.5 million for the same period in 2009, primarily reflecting the timing of the construction payments for the two Skaugen Multigas Carriers and the Tangguh Sago delivery in March 2009.
Credit Facilities
As at March 31, 2010, we had three long-term revolving credit facilities available which provided for borrowings of up to $553.0 million, of which $357.0 million was undrawn. The amount available under the credit facilities reduces by $26.4 million (remainder of 2010), $32.2 million (2011), $32.9 million (2012), $33.7 million (2013), $34.5 million (2014) and $393.3 million (thereafter). Interest payments are based on LIBOR plus a margin. All the revolving credit facilities may be used by us to fund general partnership purposes and to fund cash distributions. We are required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of our vessels, together with other related security, and include a guarantee from us or our subsidiaries of all outstanding amounts.
We have a U.S. Dollar-denominated term loan outstanding which, as at March 31, 2010, totaled $390.4 million, of which $222.2 million of the term loan bears interest at a fixed rate of 5.39% and has quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56.0 million for each of three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the vessels together with certain other related security and certain guarantees from us.
We own a 69% interest in the Teekay Tangguh Joint Venture. The Teekay Tangguh Joint Venture has a loan facility, which, as at March 31, 2010, totaled $340.1 million. Interest payments on the loan are based on LIBOR plus margins. Following delivery of the Tangguh LNG Carriers in November 2008 and March 2009, interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due 12 years and three months from each vessel delivery date. As at March 31, 2010, this loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by us.
We have a U.S. Dollar-denominated term loan outstanding in the amount of $126.0 million as at March 31, 2010. Interest payments on one tranche under the loan facility are based on six month LIBOR plus 0.3%, while interest payments on the second tranche are based on six month LIBOR plus 0.7%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every 6 months with a final $20 million bullet payment per vessel due twelve years and six months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.
We have a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at March 31, 2010, totaled $13.3 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.
We have two Euro-denominated term loans outstanding which, as at March 31, 2010 totaled 285.8 million Euros ($386.1 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases. Interest payments are based on EURIBOR plus margins. The term loans have varying maturities through 2023 and monthly payments. These loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related security and guarantees from one of our subsidiaries.
We have a $122.0 million credit facility that will be secured by the Skaugen LPG Carriers and Skaugen Multigas Carriers. The facility amount is equal to the lower of $122.0 million and 60% of the aggregate purchase price of the vessels. The facility will mature, with respect to each vessel, seven years after each vessel’s first drawdown date. We expect to draw on this facility in 2010 to repay a portion of the amount we borrowed to purchase the two Skaugen LPG Carriers that delivered in April 2009 and November 2009, and as a result, as at March 31, 2010 we had access to draw $40 million on this facility. We will use the remaining available funds from the facility to assist in purchasing the remaining Skaugen LPG Carrier and the two Skaugen Multigas Carriers.
The weighted-average effective interest rates for our long-term debt outstanding at March 31, 2010 and December 31, 2009 were 1.6% and 1.7%, respectively. These rates do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt. At March 31, 2010, the margins on our long-term debt ranged from 0.3% to 2.75%.
Our term loans and revolving credit facilities contain covenants and other restrictions typical of debt financing secured by vessels, including, but not limited to, one or more of the following that restrict the ship-owning subsidiaries from:
•	incurring or guaranteeing indebtedness;
•	changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;
•	making dividends or distributions if we are in default;
•	making capital expenditures in excess of specified levels;

•	making certain negative pledges and granting certain liens;
•	selling, transferring, assigning or conveying assets;
•	making certain loans and investments; and
•	entering into a new line of business.
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage and require one of our subsidiaries to maintain restricted cash deposits. Our ship-owning subsidiaries may not, among other things, pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. One of our term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at March 31, 2010, we and our affiliates were in compliance with all covenants in our credit facilities and capital leases.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at March 31, 2010:

		Remainder	2011	2013
		of	and	and	Beyond
	Total	2010	2012	2014	2014
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	1,065.8	49.8	139.9	143.0	733.1
Commitments under capital leases (2)	215.6	17.7	197.9	—	—
Commitments under capital leases (3)	1,043.3	18.0	48.0	48.0	929.3
Commitments under operating leases (4)	476.5	18.8	50.1	50.2	357.4
Purchase obligations (5)	127.0	33.0	94.0	—	—

Total U.S. Dollar-denominated obligations	2,928.2	137.3	529.9	241.2	2,019.8

Euro-Denominated Obligations: (6)
Long-term debt (7)	386.1	9.2	221.4	15.4	140.1
Commitments under capital leases (8)	124.0	36.4	87.6	—	—

Total Euro-denominated obligations	510.1	45.6	309.0	15.4	140.1

Totals	3,438.3	182.9	838.9	256.6	2,159.9

(1)
Excludes expected interest payments of $13.6 million (remainder of 2010), $32.5 million (2011 and 2012), $26.7 million (2013 and 2014) and $45.8 million (beyond 2014). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at March 31, 2010, plus margins that ranged up to 2.75% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur in 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $31.7 million to $39.2 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 1 — Financial Statements: Note 5 — Leases and Restricted Cash.

(3)
Existing restricted cash deposits of $478.6 million, together with the interest earned on these deposits, will be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $440.8 million for these leases from 2010 to 2029.

(5)
In December 2006, we entered into an agreement to acquire three LPG carriers from Skaugen, for approximately $33 million per vessel upon their deliveries. Two of the three vessels were delivered in 2009 and the third vessel is scheduled for delivery by mid-2010. In July 2008, Teekay Corporation signed contracts for the purchase of two newbuilding LPG carriers from Skaugen and we have agreed to purchase these vessels from Teekay Corporation for a total cost of approximately $94 million upon their deliveries. Both vessels are scheduled to be delivered in 2011. Please read Note 12 — Commitments and Contingencies.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2010.

(7)
Excludes expected interest payments of $2.9 million (remainder of 2010), $6.4 million (2011 and 2012), $3.0 million (2013 and 2014) and $8.4 million (beyond 2014). Expected interest payments are based on EURIBOR at March 31, 2010, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2010. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(8)
Existing restricted cash deposits of $115.4 million, together with the interest earned on these deposits, will be expected to equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. We are committed to acquire from Teekay Corporation the Skaugen Multigas Carriers upon delivery for a total cost of approximately $94 million.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties can be found in Item 5 — Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2009.
At March 31, 2010, we had one reporting unit with goodwill attributable to it. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such the Company cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond the Partnership’s control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended March 31, 2010 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future financial condition;
•	results of operations and revenues and expenses, including performance of our liquefied gas segment;
•	our ability to make cash distributions on our units or any increases in quarterly distributions;
•	the expected timing of the conversion of our subordinated units to common units;
•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;
•	future capital expenditures and availability of capital resources to fund capital expenditures;
•	offers of vessels and associated contracts to us from Teekay Corporation;
•	delivery dates of newbuildings;

•	the commencement of service of newbuildings under long-term contracts;
•	our liquidity needs;
•	the duration of drydockings;
•	the future valuation of goodwill;
•	the expected timing, amount and method of financing for the purchase of joint venture interests and vessels, including our five Suezmax tankers operated pursuant to capital leases;
•	the timing of the acquisition of the Angola LNG project vessels; and
•	the timing of the acquisition of the Skaugen projects.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in the Partnership’s expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2009. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2010
PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.
We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at March 31, 2010, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.
Expected Maturity Date

	Remainder
	of					There-		Fair Value
	2010	2011	2012	2013	2014	after	Total	Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate ($U.S.) (2)	31.0	43.5	46.6	46.6	46.6	616.0	830.3	(742.8)	0.6%
Variable Rate (Euro) (3) (4)	9.2	13.1	208.3	7.4	8.0	140.1	386.1	(348.7)	1.0%

Fixed-Rate Debt ($U.S.)	18.8	24.9	24.9	24.9	24.9	117.1	235.5	(211.9)	5.4%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.3%	5.4%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	7.2	185.5	—	—	—	—	192.7	(192.7)	7.4%
Average Interest Rate (8)	7.5%	7.4%	—	—	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	10.4	18.4	18.8	19.4	19.9	530.4	617.3	(91.5)	5.6%
Average Fixed Pay Rate (2)	5.6%	5.5%	5.5%	5.6%	5.6%	5.6%	5.6%
Contract Amount (Euro) (4) (10)	9.2	13.1	208.3	7.4	8.0	140.1	386.1	(19.2)	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.7%	3.7%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of March 31, 2010 ranged from 0.3% to 2.75%. Please read Item 1 — Financial Statements: Note 8 — Long-Term Debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2010.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 84.3 million Euros ($114.0 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at March 31, 2010, this amount was 85.4 million Euros ($115.4 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 — Financial Statements: Note 5 — Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at March 31, 2010 totaled $478.6 million, and the lease obligations, which as at March 31, 2010 totaled $470.3 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at March 31, 2010, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $450.3 million and $473.1 million, ($40.7) million and $40.1 million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.
Spot Market Rate Risk
One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 15 years, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. At March 31, 2010, the fair value of this derivative liability was $10.8 million and the change from reporting period to period has been reported in realized and unrealized loss on derivative instruments.
Foreign Currency Fluctuations
Our functional currency is U.S. dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses and our Euro-denominated loans and restricted cash deposits. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also have Euro-denominated interest expense and interest income related to our Euro-denominated loans and Euro-denominated restricted cash deposits, respectively. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense and interest income.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2010
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2009, which could materially affect our business, financial condition or results of operations.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
None
Item 5 — Other Information
None
Item 6 — Exhibits
4.20 Supplemental agreement, dated March 17, 2010, relating to a U.S. $255,528,228.43 Senior Loan and U.S. $80,000,000 Junior Loan Secured Loan Agreement between Bermuda Spirit L.L.C., Hamilton Spirit L.L.C., Zenith Spirit L.L.C., Summit Spirit L.L.C., and Credit Agricole CIB Bank.
4.21 Agreement, dated December 15, 2006, relating to a U.S. $255,528,228.43 Senior Loan and U.S. $80,000,000 Junior Loan Secured Loan Agreement between Great East Hull No. 1717 L.L.C., Great East Hull No. 1718 L.L.C., H.S.H.I. Hull No. S363 L.L.C., H.S.H.I. Hull No. S364 L.L.C. and Calyon.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-162579) FILED WITH THE SEC ON OCTOBER 20, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
	By:	Teekay GP L.L.C., its General Partner

Date: June 1, 2010	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)